[redacted]

13025753

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH. D.C.
193

RECEIVED
2013 AUG 29 PM 1:56
SEC / TM

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SEC FILE NUMBER
8- 52518

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Streetcapital, Inc.

OFFICIAL USE ONLY
104034
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Colonial Parkway Ste 260
(No. and Street)

Roswell	GA	30076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 W Palmetto Park Rd	Boca Raton	FL	33433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/13/13

KW 10/4/13

9/24/13

OATH OR AFFIRMATION

I, Vincent Sbarra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Streetcapital, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

Known personally to me

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Streetcapital, Inc.

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Streetcapital, Inc. (the Company) as of June 30, 2013, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Streetcapital, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
August 27, 2013

Streetcapital, Inc.
Statement of Financial Condition
June 30, 2013

ASSETS

Cash	$	33,576
Fee income receivable		14,102
Officer loan receivable		216,532
Broker loan receivable		3,500
Prepaid expenses		5,654
Marketable securities, at market value		13,950
Property and equipment, net of accumulated depreciation of $10,806		-
Deposit		5,405
Total assets	$	292,719

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accrued expenses	$	13,539
Accrued payroll taxes		253
Total liabilities		13,792
Shareholders' equity:		
Common stock, $.01 par value; 10,000,000 shares authorized 120,000 shares issued and outstanding		1,200
Additional paid-in capital		450,301
Accumulated deficit		(172,574)
Total shareholders' equity		278,927
Total liabilities and shareholders' equity	$	292,719

See Accompanying Notes to Financial Statements

Streetcapital, Inc.
Statement of Operations
Year Ended June 30, 2013

Revenues:	
Investment banking fees	$ 184,163
Private placement income	445,000
Total revenue	629,163
Expenses:	
Commissions	293,147
Clearing costs	60
Depreciation expense	317
General and administrative expense	13,352
Employee compensation and benefits	163,260
Professional fees	38,892
Occupancy costs	36,461
Regulatory fees	4,429
Communication and data processing	9,552
Total operating expenses	559,470
Net income from operations	69,693
Other Income (Expense):	
Unrealized gain on marketable securities	3,950
	3,950
Net income before income taxes	73,643
Income tax expense	-
Net income	$ 73,643

See Accompanying Notes to Financial Statements

Streetcapital, Inc.
Statement of Changes in Shareholders' Equity
Year Ended June 30, 2013

	Common Stock - $.01 Par Value		Additional	Retained	
	Shares	Amount	Paid in Capital	Earnings	Total
Balance, June 30, 2012	120,000	$ 1,200	$ 450,301	$ (246,217)	$ 205,284
Net income	-	-	-	73,643	73,643
Balance, June 30, 2013	120,000	$ 1,200	$ 450,301	$ (172,574)	$ 278,927

See Accompanying Notes to Financial Statements

Streetcapital, Inc.
Statement of Cash Flows
Year Ended June 30, 2013

Cash flows from operating activities:		
Net income	$	73,643
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense		317
Unrealized gain on securities held		(3,950)
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Fee income receivable		100,350
Officer loan receivable		(163,267)
Broker loan receivable		8,180
Other receivable		2,183
Prepaid expense		(5,654)
Deposits		(1,405)
Decrease in liabilities:		
Accrued expenses		(2,389)
Net cash provided by operating activities		8,008
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase in cash		8,008
Cash, beginning of year		25,568
Cash, end of year	$	33,576

<u>Supplemental disclosure of cash flow information:</u>		
Cash paid during the year for interest and taxes	$	-

See Accompanying Notes to Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS

StreetCapital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of California on November 11, 1999, is headquartered in Georgia, and is engaged in investment banking activities and principal transactions. On February 5, 2009, the Company changed its name from HPC Capital Management, Inc. to StreetCapital, Inc. The Company manages its business activities on the basis of one reportable segment.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Investment banking revenues include gains, losses, and fees, arising from securities offerings in which the Company acts as agent. Investment banking revenues also include fees earned from providing Private Placement and financial restructuring advisory services. Investment banking fees paid in cash are recorded on the offering or closing date. Trading gains or losses are recognized on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates applied in the fiscal year ended June 30, 2013 are the fair market realizable value of Fee Income Receivable, and the net book value of Property and Equipment. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates in effect.

Valuation of Investments

Marketable securities which consist of publicly traded unrestricted common stock are valued at the closing price on the valuation date. They are carried at the fair market value based on readily available market prices for the underlying stock using estimates as determined in good faith by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation and amortization are being computed over the estimated useful lives of the assets, generally five to seven years, using the straight-line method. As of June 30, 2013 all Property and Equipment was fully depreciated.

Long-Lived Assets

The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the recorded amounts may not be recoverable. If the undiscounted future cash flows are less than the recorded amount, the recorded amounts are reduced to fair value and an impairment loss is recognized.

Concentrations

The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2013.

During 2013 the Company derived approximately 75% of total revenues from 4 customers with concentrations greater than 10% as follows:

Customer A	185,000	29%
Customer B	140,000	22%
Customer C	84,000	13%
Customer D	71,451	11%
Others	148,712	
Total revenue	**629,163**	

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 – MARKETABLE SECURITIES

Marketable securities owned consist of trading and investment securities at market value as determined by quoted listed markets.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At June 30, 2013 there were no readily marketable securities owned at estimated fair values.

NOTE 4 – COMMITMENT AND CONTINGENCIES

Lease

The Company leased its office space and rent expense during this audit year was $36,461. The Company entered into a 51 month term lease agreement on November 19, 2012, with a monthly rent payment of approximately $2,700 for the first twelve months, and a three (3) percent increase every twelve (12) months.

The following table shows the Company's lease commitments by year:

Year ending June 30,	Operating Leases
2014	$ 33,372
2015	34,373
2016	35,404
thereafter	24,311
Total Minimum Lease Obligation	**$ 127,460**

NOTE 5 – Income Tax Expense

No current provision for federal income taxes has been recorded for 2013 as the Company has incurred a net operating loss for income tax purposes. No provision for deferred income taxes has been recorded as the Company is providing a full valuation allowance against its deferred tax assets.

The company's deferred tax assets at June 30, 2013 were as follows:

Net operating loss carryforward	**$ 52,000**
Total	52,000
Less: Valuation Allowance	(52,000)
Net deferred tax assets	**$ -**

At June 30, 2013, the Company had net operating loss carry forwards of approximately $130,000 available to reduce future taxable income. These losses expire at various times beginning in 2029. The net operating loss carry forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code in the event of an ownership change. A valuation allowance has been recorded to fully offset the deferred tax assets as the future realization of the related tax benefits is uncertain. The company has decreased its valuation allowance by $35,900 in 2013. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2013, the Company had no accrued interest or penalties. The Company currently has no federal or state tax examinations in progress.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1.

At June 30, 2013, the Company has net capital of $19,784, which was $14,784 greater than its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .70 to 1.

The Company qualifies under the exempted provisions of Rule 15c3-3 under Section (k)(2)(i) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7 – RELATED PARTY TRANSACTIONS

At June 30, 2013 two officers of the Company owe the Company an aggregate amount of $216,532. These loans are non-interest bearing and due on demand.

NOTE 8 –FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, "Fair Value Measurements and Disclosures", for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing US GAAP that require the use of fair value measurements which establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The carrying amounts reported in the balance sheet for receivables, deposits, accounts payable and accrued liabilities approximate their estimated fair market value based on the short-term maturity of these instruments. In addition, FASB ASC 825-10-25 "Fair Value Option" was effective for January 1, 2008. ASC 825-10-25 expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value.

NOTE 8 –FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The marketable securities held as at June 30, 2013 are valued at the quoted market price in an active market, and is therefore in Level 1. As of June 30, 2013 the fair market value of the marketable securities based on the quoted market price is $13,950. The market price change in this fiscal year resulted in an Unrealized Gain on Firm Securities Investment Account in the amount of $3,950.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to June 30, 2013 through August 28, 2013 the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. Other than the disclosures shown above, the Company did not identify any other events or transactions that should be recognized or disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

Streetcapital, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2013

Net capital computation:

Total shareholders' equity	$	278,927
Deductions and/or charges:		
Non-allowable assets:		
Prepaid Exprenses		5,654
Fee income receivable		14,102
Broker & officer receivable		220,032
Marketable securities		13,950
Deposits		5,405
Total non-allowable assets		259,143
Net capital before haircuts on securities positions		19,784
Haircuts on securities		-
Net capital		19,784
Required minimum capital (greater of $5,000 or 6 2/3% of Aggregate Indebtedness of $13,792)		5,000
Excess net capital	$	14,784

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	13,792
Ratio of aggregate indebtedness to net capital		.70 to 1

Reconciliation:

Net capital, per unaudited June 30, 2013 FOCUS report, as filed	$	24,526
Audit Adjustments		(4,742)
Net capital, per June 30, 2013 audited report, as filed	$	19,784

STREETCAPITAL, INC.
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5
OF THE SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2013

The Company is exempt from Rule 15c3-3 as no customer funds or securities are held.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements of Streetcapital, Inc. (the Company), as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on Streetcapital's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempted provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
August 27, 2013

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Shareholders
Streetcapital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period ended June 30, 2013, which were agreed to by Streetcapital, Inc. ("The Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC 7. The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period ended June 30, 2013 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.

Boca Raton, Florida
August 27, 2013

AMENDED PER Certified Audit

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended June 30, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

StreetCapital, Inc
300 Colonial Pkwy
Roswell, GA 30076
Ste 260

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Zitgscher 571-483-6335

2. A. General Assessment (item 2e from page 2) $ 1573-

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1573

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1573

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1673-

H. Overpayment carried forward $(100-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Streetcapital Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of July, 20 13.

Accountant
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 20 2012
and ending Jun 30, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 633,114
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	146
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	633,260
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3950
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	3950
2d. SIPC Net Operating Revenues	$ 629,310
2e. General Assessment @ .0025	$ 1573.–

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